Exhibit 99.1

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2015

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Energy Partners L.P. (“BREP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BREP, Brookfield Renewable Energy L.P. (“BRELP”)  and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, arenot compensated by BREP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield.

The individuals listed below performed functions similar to those of a chief executive officer and chief financial officer for BREP (only for the purpose of compliance with applicable securities laws) and the other individuals are the three most highly paid members of our core senior management team for the year ended December 31, 2015 (collectively, our “Named Executive Officers” or “NEOs”).  Please note that there have been a number of role changes amongst the group of NEOs in 2015, namely: Mr. Legault was appointed Group Chairman of the Service Provider while Mr. Shah replaced Mr. Legault as Chief Executive Officer of the Service Provider and Mr. Goodman became Chief Financial Officer of the Service Provider, replacing Mr. Shah who held that role in 2014.

Harry Goldgut, Group Chairman of the Service Provider;

Richard Legault, Group Chairman of the Service Provider;

Sachin Shah, Chief Executive Officer of the Service Provider;

Nicholas (Nick) Goodman, Chief Financial Officer of the Service Provider; and

Ralf Rank, Chief Executive Officer, Europe, of the Service Provider.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they are making and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs are: base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the Named Executive Officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term share ownership plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Limited Voting Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term share ownership plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (“DSUP”) or Restricted Shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield’s Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Limited Voting Shares, Restricted Shares or Escrowed Shares under the Escrowed Stock Plan as described below.

BREP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BREP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of the position has changed. Base salaries deliver the only form of fixed compensation and are not intended to be the most significant component of an NEO’s compensation.

Cash Bonus and Long-Term Incentive Plans

Brookfield believes that, for the NEOs, given their focus on long-term decision making, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, for the NEOs, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation by Brookfield of the progress in executing Brookfield Renewable’s strategy and business plan as a whole; no specific weight is given to the achievement of any individual objective.

The Cash Bonuses and compensation under long-term incentive plans granted to the NEOs by Brookfield are directly related to their roles and responsibilities, their performance and achievements, the performance and success of Brookfield Renewable, as well as their significant contributions to the business strategy of Brookfield as a whole. The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary, based on their achievement of specific objectives that are set at the beginning of the year with Brookfield’s Chief Executive Officer and pertain, in part, to the performance of Brookfield Renewable with respect to its Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of the portfolio of assets, financing activities, as well as sound management governance practices.

These objectives are driven by Brookfield Renewable’s business plan and are meant to be ambitious and reflect the entrepreneurial culture of the organization. They support the long-term strategy of Brookfield Renewable by translating into concrete and specific terms, various transactions and initiatives that Brookfield’s and our Service Provider’s management believe will contribute to the continuing growth of Brookfield Renewable over the long-term.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Limited Voting Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. The delayed vesting of awards under these long-term incentive plans encourages executives to remain with Brookfield. These long-term incentive plans also allow Brookfield to attract new members of management by remaining competitive in terms of total compensation arrangements.

Brookfield has five long-term incentive plans in which NEOs of BREP participate. They are described below in more detail:

1.     Management Share Option Plans. The management share option plans govern the granting to executives of options to purchase Class A Limited Voting Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The management share option plans are administered by the board of directors of Brookfield Asset Management. Options are granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield’s Compensation Committee has a specific written mandate to review and approve executive compensation. Brookfield’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The board of directors of Brookfield Asset Management must then give its final approval.

The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Limited Voting Shares on the NYSE for the five business days preceding the effective grant date.

In 2015, Brookfield Asset Management amended the management share option plans to provide for the disposition of vested options in exchange for the number of Class A Limited Voting Shares equivalent in value to (i) the aggregate fair market value of a Class A Limited Voting Share underlying the options on the disposition date over the aggregate exercise price of the option, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant).

In addition, in November 2015, in light of the Canadian federal government’s commitment to change the tax treatment of stock options, many Canadian executives were considering exercising their vested options prior to the end of 2015 and in advance of when they would otherwise exercise absent this change. In order to avoid market disruption related to a large scale exercise of options and sale of Class A Limited Voting Shares in the market, Brookfield Asset Management provided executives affected by this potential change with the ability to exercise or dispose of these options in exchange for Class A Limited Voting Shares equivalent to the in-the-money value of these options net of applicable taxes.  Further, executives who agreed to hold these Class A Limited Voting Shares for at least two years received a supplemental grant of either options or Escrowed Shares, with two year cliff vesting and a five year term (the “Program”).  Two of the named NEOs elected to participate in the Program.

2.     Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Limited Voting Share. The DSUP is administered by Brookfield’s Compensation Committee. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

DSUs are issued based on the value of Class A Limited Voting Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the DSUs to which they relate. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable ceases.

3.     Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an Escrowed Stock Plan. These plans were established on February 17, 2011 to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends.Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the Class A Limited Voting Shares in the form of cash, unless otherwise elected.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by Brookfield’s Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase Class A Limited Voting Shares. Dividends paid to each Escrow Company on the Class A Limited Voting Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Class A Limited Voting Shares acquired by an Escrow Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the date of the award and must be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Limited Voting Shares issued from treasury of Brookfield Asset Management at a date at least five years, and no more than 10 years, from the award date.

4.     BIF Long-Term Incentive Plan. Mr. Rank participates in BIF’s long-term incentive plan. This plan is sponsored by Brookfield and provides payments based on the notional sharing of the carried interest. This carried interest is substantially similar to “carried interest” arrangements typically provided in private equity fund arrangements and effectively provides for a sharing of returns generated by BIF, provided BIF’s performance exceeds return thresholds. No amounts have been paid to Mr. Rank under BIF’s long-term incentive plan to date.

5.     Restricted Share Unit Plan. The Restricted Share Unit Plan (the “RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Limited Voting Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by Brookfield’s Compensation Committee. RSUs vest over periods of up to five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

RSUs are not adjusted for regular dividends paid on Class A Limited Voting Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

Listed below are some of the key accomplishments which drove Brookfield Renewable’s strategy and business plan in 2015 and which influenced the level of Cash Bonus and long-term incentives received by each of the NEOs in respect of 2015:

•         Along with our institutional partners we invested or committed approximately $1.5 billion of capital in new acquisitions in 2015. These included approximately 950 megawatts of acquisitions in Brazil, Portugal and the United States.

•         In North America, we entered into an agreement to acquire 292 megawatts of hydroelectric capacity in the United States, including the 252 megawatt Holtwood facility which is strategically located upstream from our 417 megawatt Safe Harbor facility. These assets are situated in northeastern markets where power prices are poised to increase from gradually improving economic fundamentals, the significant retirement of coal facilities and strong renewable portfolio standards.

•         In Latin America, we acquired more than 500 megawatts of renewable capacity in Brazil that include hydroelectric, wind, and biomass generating capacity. This added two new technologies to our Latin American portfolio – wind and biomass – with additional opportunities for future expansion.

•         In Europe, we completed the acquisition of a 123 megawatt wind portfolio in Portugal and a 1,200 megawatt onshore wind development pipeline in Scotland, taking our total development pipeline to 3,000 megawatts. Our European development team continued to build out our Irish portfolio and commissioned three wind facilities totaling 137 megawatts.

•         The business performed well from an operating perspective. Notwithstanding below-average generation and challenging energy and capital markets, we succeeded in achieving our growth objectives while also funding our capital and development programs and increasing our distributions to shareholders.

Further details on many of our 2015 accomplishments are described under Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	Dec 31, 2010	2011	2012	2013	2014	2015
Brookfield Renewable Energy Partners L.P.	100.0	138.9	157.9	157.9	213.3	228.4
S&P / TSX Composite Index Total Return	100.0	91.3	97.9	110.6	122.2	112.1

The analysis above shows the performance of our LP Units on the TSX (and, prior to the launch of BREP in 2011, the trust units of Brookfield Renewable Power Fund) as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to our Master Services Agreement. We are not responsible for determining or paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2015 to December 31, 2015 and for the previous two years. With the exception of Mr. Rank’s 2015 annual base salary and non-equity incentive plan compensation, the NEOs are all remunerated in Canadian dollars. However, in order to provide for comparability with the financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts listed in the Summary Compensation Table for 2013, 2014 and 2015, except the amounts under “Escrowed Shares” and “Options” and unless otherwise noted, have been converted to U.S. dollars at an exchange rate of C$1.00 to US$0.7832, which was the average Bloomberg mid-market exchange rate for 2015. Mr. Rank’s 2015 base salary and non-equity incentive plan compensation were paid to him in British Pounds Sterling and have been converted into U.S. dollars at the average Bloomberg mid-market exchange rate for 2015 of £1.00 to US$1.5285.

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensat-ion	Share-based Awards			Options-based Awards	All Other Compensat-ion (h)	Total Annual Compensation
Name and Principal Position		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares (c)	Escrowed Shares (d)	Options (e) (f) (g)
		($)	($)	($)	($)	($)	($)	($)	($)
Harry Goldgut	2015	391,600		391,600	-	1,062,328	-	25,593	1,871,121
Group Chairman of the Service Provider	2014	391,600	-	195,800	195,800	1,086,000	-	23,385	1,892,585
	2013	391,600	-	-	391,600	1,348,500	-	24,032	2,155,732
Richard Legault	2015 (j)	469,920	469,920	-	-	1,320,664	-	35,248	2,295,752
Group Chairman of the Service Provider	2014	469,920	469,920	-	-	1,086,000	-	39,810	2,065,650
	2013	391,600	195,800	-	195,800	1,348,500	-	30,648	2,162,348
Sachin Shah	2015	391,600		391,600	-	2,116,000	-	36,682	2,935,882
Chief Executive Officer of the Service Provider	2014	352,440	-	352,440	-	4,344,000	-	28,356	5,077,236
	2013	293,700	146,850	146,850	-	-	1,348,500	26,060	1,961,960
Ralf Rank	2015	534,975	534,975	-	-	-	502,550	49,020	1,621,519
Chief Executive Officer, Europe, of the Service Provider	2014	496,763	349,943	-	146,819	-	570,150	56,924	1,620,598
	2013	274,120	103,774	-	103,774	-	584,350	18,454	1,084,472
Nick Goodman	2015	223,212	167,409	-	78,320	-	182,500	47,824	699,265
Chief Financial Officer of the Service Provider	2014	195,800	117,480	-	-	-	640,740	83,075	1,037,095
	2013	229,275	122,280	-	-	-	337,125	12,299	700,978

(a)     Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield and receive it in share-based awards (DSUs or Restricted Shares).

(b)     The DSU awards in the column for 2015 were awarded on February 23, 2016. The DSUs are issued in lieu of a cash incentive, at the election of the individual. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7832. The number of DSUs awarded was based on a price of US$30.59, the volume-weighted average price of the Class A Limited Voting Shares on the NYSE for the five days preceding the award date.

(c)     The Restricted Share awards in the column for 2015 were awarded on February 23, 2016. The Restricted Shares are issued in lieu of a cash incentive, at the election of the individual. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7832. The number of Restricted Shares awarded was based on a price of US$30.59, the volume-weighted average price of the Class A Limited Voting Shares on the NYSE for the five days preceding the award date.

(d)     The amounts for 2015 reflect annual grants of Escrowed Shares for Messrs. Goldgut, Legault and Shah and a supplemental grant of Escrowed Shares that were awarded to Messrs. Goldgut and Legault effective November 23, 2015 in exchange for agreeing to hold Class A Limited Voting Shares received upon the exercise of certain options for at least two years. The value awarded under the Escrowed Stock Plan for annual grants is determined by the Brookfield Asset Management Board and considers the stock market price of the Class A Limited Voting Share at the time of the award and the potential increase in value based on an average hold of 7.5 years, a volatility of 28%, a risk free rate of 1.6% and a dividend growth rate of 6.4%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period of the Escrowed Share award. For the supplemental grant of Escrowed Shares awarded November 23, 2015, the value considered the stock market price of the Class A Limited Voting Share at the time of the award and the potential increase in value based on a hold of five years, a volatility of 15.9%, a risk free rate of 1.6% and a dividend growth rate of 6.0%. This value has been discounted by 25% to reflect the mandatory hold period.

Escrowed Shares
Name	Year	Annual Grant ($)	Supplemental Grant ($)	Total ($)
Harry Goldgut Richard Legault	2015 2015	529,000 529,000	533,328 791,664	1,062,328 1,320,664

(e)     The 2015 option awards are based on the grant date fair value of the options issued on February 23, 2016 of US$5.29 per option calculated, using the Black-Scholes option pricing model and discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield's management share option plan. The options granted on this date are exercisable at a price of US$30.59.

(f)      Mr. Goodman also received an option award on November 23, 2015. This option award is based on the grant date fair value of the options of US$6.48 per option calculated, using the Black-Scholes option pricing model and discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield's management share option plan. The options granted on this date are exercisable at a price of US$33.75.

(g)     Through his participation in the BIF Long-Term Incentive Plan, Mr. Rank received carried interest in the BIF II Fund with a value equivalent to an additional 23,750 options. These options are included in the total number of options granted to Mr. Rank for 2015 to reflect the total value Mr. Rank received under the management share option plan and the BIF Long-Term Incentive Plan.

(h)     These amounts include annual retirement savings contributions, participation in an executive group benefits program and vehicle benefits. In 2014, Mr. Rank relocated to the UK and Mr. Goodman relocated to Canada. Ongoing relocation costs incurred in 2015 for Mr. Rank and Mr. Goodman are also included in this column.

(i)      The value in this row does not include $2,841,054 of in-the-money value from 59,650 options that were disposed of in 2015 in exchange for 31,814 Restricted Shares. These options were expiring in 2015.

Incentive Plan Awards- Outstanding Option Awards and Share-Based Awards

The following table shows the options, Restricted Share Unit and Restricted Share awards and unvested DSUs outstanding at December 31, 2015. These values do not include awards made to the NEOs in 2016, in respect of 2015. No RSUs have been awarded since 2005.

Option Awards and Share-Based Awards at December 31, 2015

	Option Awards		Restricted Share Units		Share-Based Awards
	Vested and Unvested		(RSU) Awards (b)		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
			Vested and Unvested
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options (a)	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs (a)	Number of Unvested RS	Market Value of Unvested RS (c)	Market Value of Vested RS (c)	Number of Unvested ESs	Market Value of Unvested ESs (d)	Market Value of Vested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Harry Goldgut	-	-	379,688	10,362,338	9,810	309,477	3,970,764	957,776	4,871,385	2,220,593	-	-	10,591,825
Richard Legault	-	-	379,688	10,362,338	4,772	150,541	1,689,464	1,118,888	5,475,132	2,889,341	-	-	8,604,486
Sachin Shah	1,102,987	13,218,558	-	-	3,057	96,373	253,175	600,000	-	-	-	-	3,047,749
Ralf Rank	555,755	3,679,983	-	-	9,170	289,119	776,344	-	-	-	-	-	132,046
Nicholas Goodman	167,150	323,459	-	-	3,858	121,638	172	-	-	-	-	-	-

(a)    The market value is the amount by which the value of the Class A Limited Voting Shares on December 31, 2015 exceeded the exercise price of the options or the RSU awards. The closing price of a Class A Limited Voting Share on the TSX on December 31, 2015 was C$43.65 (US$31.55 when converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00=US$0.7227) and on the NYSE on December 31, 2015 was US$31.53.  The TSX or NYSE closing price on December 31, 2015 is used according to the currency in which the options were granted or the RSUs awarded.

(b)    RSUs are not redeemable until cessation of employment and have no expiration date.

(c)    The market value is calculated as the number of Restricted Shares multiplied by the closing price of the Class A Limited Voting Share on December 31, 2015.  The closing price of a Class A Limited Voting Share on the TSX on December 31, 2015 was C$43.65  (US$31.55 when converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00=US$0.7227) and on the NYSE on December 31, 2015 was US$31.53.  The TSX or NYSE closing price on December 31, 2015 is used according to the currency in which the Restricted Shares were originally awarded.

(d)   The value of the escrowed shares is equal to the value of the Class A Limited Voting Shares held by the escrowed company less the net liabilities and preferred share obligations of the escrowed company.

(e)    The market value is calculated as the number of vested DSUs multiplied by the closing price of the Class A Limited Voting Share on December 31, 2015. The closing price of Class A Limited Voting Shares on the TSX on December 31, 2015 was C$43.65 (US$31.55 when converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7227) and on the NYSE on December 31, 2015 was US$31.53.  The TSX or NYSE closing price on December 31, 2015 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option Awards and Restricted Share Units

The following table shows the details of each option and RSU outstanding at December 31, 2015. These values do not include awards made to the NEOs in 2016, in respect of 2015. No RSUs have been awarded since 2005.

Outstanding Option Awards and Restricted Share Units at December 31, 2015

	Option-based Awards				Restricted Share Units (RSUs)
	Number of securities underlying unexercised options (#)			Market value of unexercised options at Dec 31, 2015 ($) (a)	Number of RSUs (#)		Market value of RSUs December 31, 2015 ($) (a)
Name and principal position		Options exercise price ($)	Options expiration date			Issuance price ($) (a), (c )
Harry Goldgut	-	-		-	379,688	$4.25	$10,362,338
	-	-		-	379,688		$10,362,338
Richard Legault	-	-		-	379,688	$4.25	$10,362,338
	-			-	379,688		$10,362,338
Sachin Shah	57,375	$18.81	February 13, 2017	$730,935	-	-	-
Chief Executive Officer of the Service Providerr	187,237	$8.50	February 25, 2019	$4,314,326	-	-	-
	63,375	$15.23	February 20, 2018	$1,033,731	-	-	-
	52,500	$21.74	March 1, 2021	$513,975	-	-	-
	187,500	$15.45	March 2, 2020	$3,014,363	-	-	-
	105,000	$20.88	February 28, 2022	$1,118,250	-	-	-
	225,000	$25.21	February 25, 2023	$1,421,235	-	-	-
	225,000	$26.77	February 24, 2024	$1,071,743	-	-	-
	1,102,987			$13,218,558	-		-
Ralf Rank	10,500	$15.23	February 20, 2018	$171,269	-	-	-
Chief Executive Officer, Europe, of the Service Provide	36,000	$15.45	March 2, 2020	$578,758	-	-	-
	12,568	$33.75	November 22, 2020	-	-	-	-
	99,187	$21.74	March 1, 2021	-	-	-	-
	82,500	$20.88	February 28, 2022	$878,625	-	-	-
	97,500	$25.21	February 25, 2023	$615,869	-	-	-
	97,500	$26.77	February 24, 2024	$464,422	-	-	-
	33,750	$36.32	February 23, 2025	-	-	-	-
	45,000	$36.32	February 23, 2025	-	-	-	-
	41,250	$33.75	November 22, 2025	-	-	-	-
	555,755			$2,708,942	-		-
Nicholas Goodman	1,350	$21.74	March 1, 2021	$13,217	-	-	-
Chief Financial Officer of the Service Provider	4,200	$20.88	February 28, 2022	$44,730	-	-	-
	8,100	$25.21	February 25, 2023	$51,164	-	-	-
	45,000	$26.77	February 24, 2024	$214,349	-	-	-
	13,500	$36.32	February 23, 2025	-	-	-	-
	75,000	$36.32	February 23, 2025	-	-	-	-
	20,000	$33.75	November 22, 2025	-	-	-	-
	167,150			$323,459	-		-

(a)    The market value of the Class A Limited Voting Shares under options and RSUs is the amount by which the closing price of Class A Limited Voting Shares on December 31, 2015 exceeded the exercise price of the options and/or the issuance price of the RSUs. All values are calculated using the closing price of Class A Limited Voting Shares on December 31, 2015 on the TSX for options issued prior to March 2, 2010 and on the NYSE for options issued thereafter. The closing price of the Class A Limited Voting Shares on the TSX on December 31, 2015 was US$31.55 (C$43.65 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2015 of C$1.00 = US$0.7227). The closing value of the Class A Limited Voting Shares on December 31, 2015 on the NYSE was US$31.53.

(b)    RSUs are not redeemable until cessation of employment and have no expiration date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2015.

	Value Vested During 2015(a)				Non-equity incentive plan compensation – Value earned during the year
	Options(b)	DSUs(c)	Escrowed Shares	Restricted Shares (d)
Named Executive Officer	($)	($)	($)	($)
Harry Goldgut	1,919,394	299,517	1,648,796	269,319	-
Richard Legault	2,239,293	133,817	2,047,895	1,539,935	469,920
Sachin Shah	2,232,828	568,936	-	52,541	-
Ralf Rank	1,403,051	-	-	236,357	534,975
Nicholas Goodman	195,034	-	-	43,444	167,409

(a)    All values are calculated using the closing price of a Class A Limited Voting Share on the vesting date on the TSX or the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2015 of C$1.00 = US$0.7832.

(b)    Values represent the amount by which the value of Class A Limited Voting Shares exceeded the exercise price on the day the options vested.

(c)    Values in this column represent the value of DSUs vested in 2015, including DSUs awarded on February 24, 2015 in lieu of the Cash Bonus related to performance in 2014.

(d)   Values in this column represent the value of Restricted Shares vested in 2015, including Restricted Shares awarded on February 24, 2015 in lieu of the Cash Bonus related to performance in 2014, and the value from options that were exchanged for Restricted Shares.

Pension Plan

BREP sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan provides its employees, upon their normal retirement age of 65 years or upon early retirement at the time when age plus service is equal to or greater than 85 years, with a pension payable for the retiree’s life and 60% of that pension continuing to the retiree’s spouse upon the employee’s death. If the employee does not have a spouse at retirement, the lifetime pension is payable for the retiree’s life with a ten year guarantee. If the employee retires prior to the age of 65, a temporary bridge benefit is also payable. The annual pension under the defined benefit plan at an employee’s normal retirement date is calculated as the product of (i) 2.0% of the employee’s highest five-year average annual eligible earnings less 0.5% of the five-year average of the year’s maximum pensionable earnings under the Canada/Québec Pension Plan, and (ii) the employee’s years of credited service.

Mr. Legault participated in the defined benefit pension plan until December 31, 2005. Since January 1, 2006, he has not accrued additional pension credits in any pension plan sponsored by BREP or its subsidiaries. The annual pension payable to Mr. Legault under the defined benefit pension plan when he reaches age 65 or when his age plus service is equal to 85 years is C$69,200.

The following table sets out certain information with respect to Mr. Legault’s accrued benefits in the defined benefit pension plan in which he participated until December 31, 2005.

Pension Plan Benefit Table
Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year	Compensatory change	Non-compensat- ory change	Accrued obligation at year end
		At year end	At age 65	($)	($)	($)	($)
Richard Legault Group Chairman of the Service Provider	16.31	54,197	54,197	857,604	-	16,447	874,051
Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2015 of C$1.00 = US$0.7832.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified, information provided in this Statement of Executive Compensation, when used herein the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BREP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable; “BREP” refers to Brookfield Renewable Energy Partners L.P.; and “Brookfield” refers to Brookfield Asset Management and its subsidiaries (other than Brookfield Renewable). All references to “$” and “US$” are to U.S. dollars. Canadian dollars and British Pounds Sterling are identified as “C$” and “£”, respectively.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Annual Report” means the annual report of BREP filed on Form 20-F on February 26, 2016.

“BIF”’ means, collectively, Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BREP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield’s Compensation Committee” means Brookfield Asset Management’s Compensation Committee.

“Brookfield Renewable” means BREP, BRELP, the Holding Entities and the Operating Entities, taken together.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Class A Limited Voting Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Escrow Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. For the year ended December 31, 2014, “Funds From Operations” also include the earnings received from